Exhibit 12.1
                               TRENWICK GROUP LTD.
                COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO
              COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS
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
                                           (Amounts in thousands of United States dollars )

                                              2000 Year        1999 Period       1999 Year         1998 Year           1997 Year
Earnings available for fixed charges
and preferred share dividends
Net (loss) income before minority
  interest and income taxes                    $4,215          $(19,831)         $(5,679)          $65,232          $121,468
Interest expense and dividends on
  preferred stock of subsidiaries               6,404               346            1,714             1,881             1,678
Preferred share dividends (1)                       -                 -                 -                -                 -
                                              -----------      ------------      --------------    -----------      -------------

Total earnings available for fixed
  charges and preferred dividends             $10,619          $(19,485)         $(3,965)          $67,113          $123,146
                                              ===========      ============      ==============    ===========      =============


Fixed charges and preferred share dividends
Interest expense  and dividends on
  preferred stock of subsidiaries              $6,404          $    346          $ 1,714           $ 1,881          $  1,678
                                              -----------      ------------      --------------    -----------      --------------
Total fixed charges                            $6,404          $    346          $ 1,714           $ 1,881          $  1,678
                                              -----------      ------------      --------------    -----------      --------------

Preferred share dividends                       4,923             1,641            6,563             6,563             2,807
                                              -----------      ------------      --------------    -----------      --------------
Combined fixed charges and
  preferred share dividends                   $11,327            $1,987          $ 8,277           $ 8,444            $4,485
                                              ===========      ============      ==============    ===========      ==============

Ratio of earnings to combined fixed
  charges and preferred share dividends           .94             (9.81)           (0.48)              7.9              27.5
                                              ===========      ============      ==============    ===========      ==============


Deficiency                                      $(708)         $(21,832)         $(12,242)
                                              ============     ============      ==============

           (1) Not deducted from net income before minority interest.

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